Exhibit 16.1

July 17, 2020

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Global Eagle Entertainment Inc. and, under the date of May 14, 2020, we reported on the consolidated financial statements of Global Eagle Entertainment Inc. as of and for the years ended December 31, 2019 and 2018. On July 14, 2020, we were dismissed. We have read Global Eagle Entertainment Inc.’s statements included under Item 4.01 of its Form 8-K dated July 17, 2020, and we agree with such statements, except that we are not in a position to agree or disagree with Global Eagle Entertainment Inc.’s statements included in Item 4.01(b), Newly Engaged Independent Registered Public Accounting Firm.

Very truly yours,

/s/ KPMG LLP